Exhibit 2

STANDSTILL AGREEMENT

     This STANDSTILL AGREEMENT (the “Agreement”), dated as of January 9, 2008, is by and among REPROS THERAPEUTICS INC., a Delaware corporation (the “Issuer”), and EFFICACY CAPITAL, LTD (“Efficacy”).

     WHEREAS, Efficacy has represented that as of the date hereof it owns of record and/or beneficially, either directly or through its affiliates, including but not limited to, Efficacy Biotech Master Fund and FMG Special Situations Fund, an aggregate of 2,405,513 shares of common stock of the Issuer, and as of the date hereof, the Issuer has 12,774,904 outstanding shares of common stock, $0.001 par value (“Common Stock”);

     WHEREAS, on September 1, 1999, the Issuer entered into a Rights Agreement, as amended by a First Amendment to Rights Agreement dated September 6, 2002, as further amended by a Second Amendment to Rights Agreement dated October 30, 2002, as further amended by a Third Amendment to Rights Agreement dated June 30, 2005 (the “Rights Agreement”), pursuant to which the Issuer declared a dividend of preferred stock purchase rights;

     WHEREAS, Efficacy wishes to purchase additional shares of Common Stock of the Issuer that would cause Efficacy to become an “Acquiring Person” as defined by the Rights Agreement;

     WHEREAS, Efficacy acknowledges that all shares the Issuer’s Common Stock or preferred stock now or hereafter beneficially owned by Efficacy or its affiliates are, or shall be, held solely for investment purposes, and not for the purpose of seeking to acquire control of the Issuer; and

     WHEREAS, the Issuer has agreed not to object to or protest any purchases made in accordance with the terms hereof, and to take action under the Rights Agreement or any other similar agreements in the future to permit the acquisition of shares of Common Stock by Efficacy up to the agreed upon limits set forth herein without triggering any distribution under the Rights Agreement, if Efficacy agrees to and fully comply with the terms and conditions of this Agreement, and Efficacy has agreed to such terms and conditions;

     NOW, THEREFORE, in consideration of the foregoing and the agreements, terms and conditions contained herein, the parties hereto agree as follows:

     1. The Issuer agrees that it shall not object to, or file any protest with, any agency with whom Efficacy is required to make a Regulatory Filing (defined below) as a result of beneficial ownership or acquisition of the Issuer’s outstanding Common Stock, provided that Efficacy timely file and cooperate with the Issuer in filing all applications for any permit, license, clearance or other regulatory approval required by any federal, state or local regulatory body (collectively a “Regulatory Clearance”), and promptly, within the time period required by the regulatory body, comply with all requests by such regulatory body for information from or about, or compliance by, Efficacy. If at any time Efficacy fails to receive, or causes the Issuer to fail to receive, a Regulatory Clearance that affects the business or prospects of the Issuer, then the Issuer and Efficacy, will immediately jointly use their respective commercially reasonable efforts to satisfy the concerns and requirements of the regulatory authority in order to secure such required Regulatory Clearance within such period of time as will not cause the Issuer to lose the business opportunity. In this regard, Efficacy will promptly use its commercially reasonable efforts to timely cooperate in good faith and to take, within such time frame as will avoid loss of the business opportunity, such actions as the regulatory authority may indicate are required to secure the Regulatory Clearance or to make such Regulatory Clearance unnecessary. Notwithstanding anything in this Agreement to the contrary, at no time shall Efficacy individually own of record or through nominees or affiliates, including FMG Special Situations Fund, thirty three percent (33%) or more of the Issuer’s outstanding Common Stock.

     2. For a period commencing simultaneously with the effectiveness of the Fourth Amendment to the Rights Agreement between the Company and Computershare Trust Company, N.A. and ending on the first to occur of (i) the date on which the aggregate beneficial ownership of the Issuer’s Common Stock by Efficacy is collectively less than eighteen percent (18%) of the then outstanding Common Stock of the Issuer, (ii) a Change of Control (as defined below) of the Issuer, (iii) the execution of a definitive agreement by the Issuer that, if consummated, would result in a Change of Control (as defined below) or (iv) receipt of written consent of the Issuer releasing Efficacy from this Agreement, Efficacy will not directly or indirectly:

     (a) own, hold or acquire, or agree to acquire, ownership (beneficial or otherwise) of any shares of Common Stock of the Issuer, or rights or options or convertibles to acquire any such shares, that would result in the aggregate beneficial ownership of Efficacy to exceed collectively thirty three percent (33%) of the outstanding shares of the Common Stock of the Issuer, as adjusted to reflect stock dividends or stock splits, during the years of this Agreement; provided, however, that Efficacy shall not effect any purchase of Common Stock of the Issuer otherwise permitted by this Agreement unless it first as a precondition thereto fully complies with all Regulatory Filings;

     (b) make, or in any way participate in, any “solicitation” or request for “proxies” (as such terms are defined or used in Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) or become a “participant” in or in any way encourage or facilitate any “election contest” (as such terms are defined or used under the Exchange Act) to vote any securities of the Issuer;

     (c) demand, or join in any demand for, a meeting of the shareholders of the Issuer, or initiate or propose any shareholder proposals for submission to a vote of shareholders of the Issuer except for a shareholder resolution required by Delaware law to give full voting rights to shares acquired and held in compliance with this Agreement, or nominate or otherwise propose, any person for election to the Board of Directors of the Issuer, except that during the period of the agreements under this Section 2, following the delivery of written notice by Efficacy to the Issuer, the Issuer shall 1) appoint Mark Lappe, or such other individuals designated by Efficacy that are reasonably acceptable to the Issuer’s Board of Directors, (the “Designated Director”) to be a member of the Issuer’s Board of Directors, 2) at each meeting of the shareholders of the Issuer at which directors are to be elected, nominate the Designated Director for election to the Issuer’s Board of

Directors, and 3) provide Efficacy with a right to have one non-voting representative (the “Observer”), in addition to the Designated Director, attend all meetings of the Board of Directors of the Issuer as an observer, whether such meetings are conducted telephonically, in person or otherwise, subject to standard exclusions as described below, and such Observer shall receive any materials provided to the Board in the same manner as the members of the Board receive such materials. Efficacy shall be responsible for providing the Issuer with the identification of its designee for Observer and contact information and shall be responsible for informing the Issuer of any changes in its designee prior to any particular meeting of the Board. An Observer may be excluded from access to any material or meeting or portion thereof if the Issuer believes, upon advice of counsel, that such exclusion is reasonably necessary to preserve the attorney client privilege or to protect highly confidential information. Efficacy agrees to cause their Observer to, and any representative of Efficacy who is an Observer will agree, to hold in confidence and trust and not publicly disclose any non-public, proprietary confidential information provided to such Observer in connection with the Issuer and shall execute the Issuer’s standard form of confidentiality agreement if requested. The Issuer will use all reasonable efforts to cause the Designated Director to be elected to the Issuer’s Board of Directors, including but not limited to recommending shareholders vote for the Designated Director and members of the Issuer’s Board of Directors voting their shares for such Designated Director;

     (d) communicate with, seek to advise, encourage or influence any person or entity, in any manner, with respect to the voting of any Common Stock of the Issuer (including by taking a public position with respect to any matter to be submitted to shareholders of the Issuer for their approval), other than in accordance with the recommendations of the Issuer approved by a majority of the Issuer’s directors;

     (e) vote the shares of Common Stock in any manner other than in accordance with the recommendations of the Issuer approved by a majority of the Issuer’s directors who are not also officers or employees of the Issuer and are not the Designated Director; provided, however, that if no such recommendation is made, then Efficacy shall vote all Common Stock beneficially owned by any of them in the same proportion as the votes cast by other holders of Common Stock; provided, further, upon request from the Issuer approved by a majority of the Issuer’s directors who are not also officers or employees of the Issuer and are not the Designated Director, Efficacy shall cause to be executed and delivered to the Issuer, at least two weeks prior to any scheduled shareholder meeting, sufficient written proxies appointing as agent or proxy one or more of the Issuer’s officers or directors to vote as required by this Section all shares of Common Stock beneficially owned by Efficacy upon the matters that are voted upon by the shareholders at the meeting; provided, further, that Efficacy shall not appoint a person, other than a director or officer of the Issuer as provided above, as its proxy without the written consent of the Issuer; provided, further, Efficacy shall be present, either in person or by such proxy requested by the Issuer’s directors, at all meetings of shareholders for purposes of determining the existence of a quorum at such meeting;

     (f) make an offer to acquire the Issuer or cause such an offer to be made unless another offer is made first by an independent party not acting jointly or in concert with,

or otherwise encouraged or assisted by, Efficacy in connection with such an offer, and the Board of Directors invites Efficacy to make such an offer or to cause such an offer to be made;

     (g) otherwise seek to control the management or policies of the Issuer or any of its affiliates;

     (h) form, join or in any way participate in a “group” (as such term is used in Section 13(d)(3) of the Exchange Act or under the Delaware General Corporation Law) with respect to any securities of the Issuer in connection with any action or matter otherwise prohibited by the terms of this Agreement; or

     (i) offer, sell or transfer beneficial ownership of any shares of Common Stock directly, or, if Efficacy knew or should reasonably have known, indirectly, to any person or group of persons who would after such sale beneficially or of record own more than 5% of the total outstanding Common Stock, unless such purchaser agrees, prior to such purchase, in a writing satisfactory to the Issuer to abide by the terms of this Agreement for the remaining period of the Agreement; provided, however, that the exemptive action taken under the Rights Agreement as described in Section 5 hereof shall not apply to any such purchaser; provided, further, the foregoing restriction shall not prevent Efficacy from tendering shares of Common Stock to a person making a tender offer or exchange offer or otherwise participate in any sale of the Issuer or its shares, by means of merger or otherwise, which is not in violation of Section 2(f) hereof if it is recommended to the Issuer’s shareholders by the Issuer’s Board of Directors.

For purposes of this Agreement, the term “Change of Control” shall mean: (i) the acquisition by a third party of more than 50% of the Issuer’s then outstanding Common Stock, excluding however, a purchase agreement with an underwriter or group of underwriters in a registered public offering to the public; (ii) the consummation of a merger, acquisition, consolidation or reorganization or series of such related transactions involving the Issuer, unless immediately after such transaction or transactions, the shareholders of the Issuer immediately prior to such transaction shall beneficially own at least 50% of the outstanding Common Stock of the Issuer (or, if the Issuer shall not be the surviving company in such merger, consolidation or reorganization, the Common Stock of the surviving corporation issued in such transaction or transactions in respect of Common Stock of the Issuer shall represent at least 50% of the Common Stock of such surviving corporation); (iii) a change or changes in the membership of the Issuer’s Board of Directors which represents a change of a majority of such membership during any twelve-month period (unless such change or changes in membership are caused by the actions of the then-existing Board of Directors); or (iv) the consummation of a sale of all or substantially all of the Issuer’s assets unless immediately after such transaction, the shareholders of the Issuer immediately prior to such transaction shall beneficially own at least 50% of the Common Stock of the acquiring company.

     3. Efficacy, for itself and on behalf of its affiliates, jointly and severally represent and warrant to the Issuer that the beneficial ownership information required by and set forth in Schedule I attached hereto is true and complete, as of the date hereof, and Efficacy understands and intends that the Issuer will rely upon such information in entering into and proceeding with the terms and provisions of this Agreement, and Efficacy agrees to deliver promptly to the Issuer within not more than ten days a revised, updated Schedule I in the event of any change to any information required by such Schedule I.

     4. Efficacy, for itself and on behalf of its affiliates, hereby agrees to authorize and direct all transfer agents, inspectors of election, vote tellers, proxy tabulators, brokers, banks, depositories, or other nominees, and their representatives or agents to provide promptly to the Issuer upon the Issuer’s request information as may be necessary to confirm the beneficial ownership of Efficacy and to confirm its compliance with the voting, transfer and other agreements of this Agreement. Efficacy, for itself and on behalf of its affiliates, will promptly upon the Issuer’s request provide such additional written authorizations and directions as may be necessary to obtain such confirming information.

     5. The Issuer shall, following the execution of this Agreement and compliance by Efficacy and provided that the representations and warranties made pursuant to Section 3 are true and correct, take action under the Rights Agreement, and under any future rights agreements that are adopted by the Issuer, to provide that Efficacy shall not become an Acquiring Person as a result of purchase(s) of Common Stock made in accordance with the terms and conditions hereof, provided that, prior to such purchase(s), Efficacy has fully complied with all of the terms and conditions of this Agreement. Efficacy, shall nonetheless become an Acquiring Person if its aggregate beneficial ownership of Common Stock collectively exceeds the limits set forth in Section 2 above.

     6. If any party to this Agreement shall fail to comply with any provisions hereof, then (in addition to any injunctive and/or damage remedies that may be available to the Issuer) the non-prevailing party shall be responsible for and pay to the prevailing party all expenses and costs, including legal and other professional fees, incurred by the prevailing party in enforcing the provisions of this Agreement, and while such failure to comply continues, the exemptive action provided in Section 5 above shall no longer remain effective for further increases in the beneficial ownership of shares of the Issuer by Efficacy or its affiliates.

     7. Each party hereto represents and warrants for itself that such party has full legal right, power and authority to enter into this Agreement, that the execution and delivery hereof by such party has been duly authorized and that this Agreement constitutes a valid, binding and enforceable agreement of such party in accordance with its terms.

     8. All notices or other communications to a party required or permitted under this Agreement shall be in writing and shall be given by hand delivery, courier service (with acknowledgment of receipt), telecopy (with confirmation of transmission), or by certified mail, postage prepaid with return receipt requested, addressed to the applicable party as follows:

if to the Issuer, to:	Repros Therapeutics Inc.
2408 Timberloch Place, Suite B-7
The Woodlands, Texas 77380
Attention: Joseph Podolski
Telecopy Number: (281) 719-3446

with a copy to:	Winstead PC
600 Town Center One
1450 Lake Robbins Drive
The Woodlands, Texas 77380
Attention: Jeffrey R. Harder
Telecopy Number: (281) 681-5901

and if to Efficacy, to:	Efficacy Capital, Ltd
11622 El Camino Real, Suite 100
San Diego, California 92130
Attention: Mark Lappe
Telecopy Number: (858) 847-3243

     Any party may change the above-specified recipient and/or mailing address by notice to all other parties given in the manner herein prescribed. All notices shall be deemed given on the day when actually delivered as provided above (if delivered personally, by courier or by telecopy) or on the day shown on the return receipt (if delivered by mail).

     9. As used herein, the terms “affiliate,” “beneficial ownership,” “beneficially own,” and “beneficial owner” have the meanings ascribed thereto by the Rights Agreement or the Delaware General Corporation Law.

     10. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect, unless such action would substantially impair the benefits to either party of the remaining provisions of this Agreement.

     11. This Agreement shall be binding upon, and inure to the benefit of, the parties hereto and their respective heirs, personal representatives, successors, assigns, and affiliates, but shall not be assignable or transferable, whether voluntarily, involuntarily, by operation of law or otherwise, by Efficacy, without the prior written consent of the Issuer.

     12. The parties hereto acknowledge and agree that irreparable damage will occur if any of the provisions of this Agreement is not performed in accordance with its specific terms or is otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent or cure breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they may be entitled by law or equity.

     13. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware applicable to contracts made and to be performed therein. The parties agree and consent to be subject to the exclusive jurisdiction of, and exclusive venue in, the U.S. District Court for the District of Delaware and, in the absence of such federal jurisdiction, the parties agree and consent to be subject to the jurisdiction of any State court for the State of Delaware, and the parties irrevocably waive any defense of an inconvenient forum to the maintenance of any action or proceeding in such courts. Further, the parties hereto specifically agree that either party may effect valid service of process by any means authorized under Delaware law.

     14. For the convenience of the parties, any number of counterparts of this Agreement may be executed by the parties hereto and each such executed counterpart shall be, and shall be deemed to be, an original instrument. The parties acknowledge that delivery of executed copies of this Agreement may be effected by facsimile transmission or other comparable means.

     15. This Agreement, together with the Schedule hereto, sets forth and integrates the entire understanding between the parties and supersedes any and all prior or contemporaneous written or oral agreements or representations with respect to the subject matter hereof. This Agreement may not be altered or amended except by a subsequent written agreement signed by the parties.

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     IN WITNESS WHEREOF, each party hereto has executed this Agreement as of the day and year first above written.

REPROS THERAPEUTICS INC.

By:	/s/ Joseph S. Podolski
Name: Joseph S. Podolski
Title: President and CEO

EFFICACY CAPITAL, LTD

By:	/s/ Mark Lappe
Name: Mark Lappe
Title: Managing Partner

Attachments:
Schedule I

Schedule I
to Standstill Agreement
dated January 9, 2008

     The following sets forth true and complete responses to the information requested with respect to all shares of the Issuer’s Common Stock beneficially owned by Efficacy:

Total Number of Shares
Name of Beneficial Owner	Beneficially Owned
Efficacy Biotech Master Fund	2,258,113
FMG Special Situations Fund	147,400

EFFICACY CAPITAL, LTD

By:	/s/ Mark Lappe
Name: Mark Lappe
Title: Managing Partner